Exhibit 99.1

MiX Telematics Announces Financial Results for Fourth Quarter and Full Fiscal Year 2015

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R12.0907 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2015.

Fourth quarter and fiscal year highlights:

  Subscribers increased by 14% year on year, bringing the total to over 512,000 subscribers
  Fourth quarter subscription revenue of R266 million ($22 million), grew 14% year over year
  Fourth quarter Adjusted EBITDA of R84 million ($7 million), representing a 23% margin
  Fiscal year subscription revenue of R998 million ($83 million), grew 17% year over year
  Fiscal year Adjusted EBITDA of R275 million ($23 million), representing a 20% margin

MIDRAND, South Africa--(BUSINESS WIRE)--May 28, 2015--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its fourth quarter and full fiscal year 2015, which ended March 31, 2015.

"We have closed out fiscal year 2015 with solid revenue growth, strong profitability and excellent cash flow. We grew subscription revenue 17%, posted a 20% Adjusted EBITDA margin and generated free cash flow of nearly R90 million for the year," said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. "We were delighted to break through the half-million subscribers level as few telematics solutions providers have achieved this type of critical mass. We are winning important new business, as well as signing meaningful expansions with key customers. Throughout the year we have made adjustments to our overhead cost structures that we believe are suited to the current challenging conditions in some markets, and enable us to maintain our balanced approach to producing growth, profitability and cash flow."

Financial performance for the three months ended March 31, 2015

Revenue: Total revenue was R367.7 million ($30.4 million), an increase of 5.5% compared to R348.4 million ($28.8 million) for the fourth quarter of fiscal year 2014. Subscription revenue was R266.3 million ($22.0 million), an increase of 14.5% compared with R232.6 million ($19.2 million) for the fourth quarter of fiscal year 2014. Growth in subscription revenue was driven primarily by an increase of over 61,800 subscribers, which resulted in an increase in subscribers of 13.7% from March 2014 to March 2015. Hardware and other revenue was R101.4 million ($8.4 million), a decrease of 12.5% compared to R115.8 million ($9.6 million) for the fourth quarter of fiscal year 2014.

Gross Margin: Gross profit was R257.4 million ($21.3 million), as compared to R241.0 million ($19.9 million) for the fourth quarter of fiscal year 2014. Gross profit margin was 70.0%, compared to 69.2% for the fourth quarter of fiscal year 2014.

Operating Margin: Operating profit was R59.2 million ($4.9 million), compared to R61.1 million ($5.1 million) for the fourth quarter of fiscal year 2014. Operating margin was 16.1%, compared to 17.5% for the fourth quarter of fiscal year 2014. The fourth quarter of fiscal year 2015's operating margin has improved from prior quarters in fiscal year 2015 as a result of the restructuring activities implemented in the Middle East and Australasia segment together with additional cost reduction initiatives. The cost savings from the Africa restructuring activities implemented in the third quarter of fiscal year 2015 will only be effective towards the end of the first quarter of the 2016 fiscal year.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R83.9 million ($6.9 million) compared to R84.6 million ($7.0 million) for the fourth quarter of fiscal year 2014. Adjusted EBITDA margin, a non-IFRS measure, for the fourth quarter of fiscal year 2015 was 22.8%, compared to 24.3% for the fourth quarter of fiscal year 2014.

Profit for the period and earnings per share: Profit for the period was R52.1 million ($4.3 million), compared to R50.4 million ($4.2 million) in the fourth quarter of fiscal year 2014. Earnings per diluted ordinary share were 7 South African cents, compared to 6 South African cents in the fourth quarter of fiscal year 2014. For the fourth quarter of fiscal 2015, the calculation was based on diluted weighted average ordinary shares in issue of 801.4 million compared to 808.9 million diluted weighted average ordinary shares in issue during the fourth quarter of fiscal 2014.

The Company's effective tax rate for the quarter was 37.1% in comparison to 25.6% in the fourth quarter of fiscal 2014.

On a U.S. Dollar basis, and using the March 31, 2015 exchange rate of R12.0907 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $4.3 million, or 14 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R38.7 million ($3.2 million), compared to R46.6 million ($3.9 million) in the fourth quarter of the 2014 fiscal year and excludes a net foreign exchange gain of R21.9 million ($1.8 million). The net foreign exchange gain includes R26.9 million ($2.2 million) relating to a foreign exchange gain on the IPO proceeds which are maintained in U.S. Dollars and are therefore sensitive to R:$ exchange rate movements. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 5 South African cents, compared to 6 South African cents in the fourth quarter of fiscal year 2014.

On a U.S. Dollar basis, and using the March 31, 2015 exchange rate of R12.0907 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted profit for the period was $3.2 million, or 10 U.S. cents per diluted ADS.

Statement of Financial Position and Cash Flow: At March 31, 2015, the Company had R945.4 million ($78.2 million) of cash and cash equivalents, compared to R830.4 million ($68.7 million) at March 31, 2014. The Company generated R89.7 million ($7.4 million) in net cash from operating activities for the three months ended March 31, 2015 and invested R31.9 million ($2.6 million) in capital expenditures during the quarter, leading to free cash flow of R57.8 million ($4.8 million) for the fourth quarter of fiscal year 2015, compared with free cash flow of R50.8 million ($4.2 million) for the fourth quarter of fiscal year 2014.

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

Financial performance for the fiscal year ended March 31, 2015

Revenue: Total revenue for fiscal year 2015 was R1,389.4 million ($114.9 million), an increase of 9.3% compared to R1,271.7 million ($105.2 million) for fiscal year 2014. Subscription revenue increased to R998.3 million ($82.6 million), up 16.9% from R853.7 million ($70.6 million) for fiscal year 2014. Subscription revenue growth was driven primarily by the addition of over 61,800 subscribers since the end of fiscal 2014. Hardware and other revenue was R391.0 million ($32.3 million), compared to R417.9 million ($34.6 million) for fiscal year 2014.

Gross margin: Gross profit for fiscal year 2015 was R939.7 million ($77.7 million), an increase compared to R849.6 million ($70.3 million) for fiscal year 2014. Gross profit margin was 67.6%, up from 66.8% for fiscal year 2014. In fiscal 2015, subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 71.9% of total revenue compared to 67.1% in fiscal 2014.

Operating margin: Operating profit for fiscal year 2015 was R149.9 million ($12.4 million), compared to R171.5 million ($14.2 million) posted in fiscal year 2014. The operating margin for fiscal year 2015 was 10.8%, compared to the 13.5% posted in fiscal year 2014. The Company is executing its strategy of investing in sales and marketing and as a result sales and marketing costs for fiscal 2015 increased by R23.9 million ($2.0 million) or 16.2% from fiscal 2014. Administration and other costs increased by R89.4 million ($7.4 million) or 16.8% primarily as a result of increased employee costs incurred to support the Company's growth initiatives. The restructuring plans implemented in the Middle East and Australasia segments in the third quarter of fiscal 2015 together with other cost reduction initiatives have already contributed towards an improvement in the operating margin. The company expects further cost savings and resultant operating margin improvement when the cost savings from the Africa restructuring activities, implemented in the third quarter of fiscal year 2015, take effect in the 2016 fiscal year. Administration and other costs included non-recurring litigation costs of R7.9 million ($0.7 million) and restructuring costs of R11.3 million ($0.9 million) in fiscal year 2015 while fiscal year 2014 included non-recurring initial public offering costs of R8.5 million ($0.7 million).

Adjusted EBITDA: Adjusted EBITDA was R275.1 million ($22.8 million) compared to R282.2 million ($23.3 million) for fiscal year 2014. The Adjusted EBITDA margin for fiscal year 2015 was 19.8%, compared with the 22.2% in fiscal year 2014.

Profit for the year and earnings per share: Profit for fiscal year 2015 was R149.0 million ($12.3 million), compared to R151.6 million ($12.5 million) in fiscal year 2014. Earnings per diluted ordinary share were 19 South African cents,compared to 20 South African cents in fiscal year 2014. For fiscal year 2015, the calculation was based on diluted weighted average ordinary shares in issue of 804.4 million, compared to 768.3 million diluted weighted average ordinary shares in issue during fiscal year 2014.

The Company's effective tax rate for fiscal year 2015 was 35.4% in comparison to 28.6% in fiscal year 2014.

Adjusted earnings for the period and adjusted earnings per share: Adjusted profit for fiscal year 2015, a non-IFRS measure, was R102.0 million ($8.4 million), compared to R123.9 million ($10.3 million) in fiscal year 2014 and excludes a net foreign exchange gain of R73.5 million ($6.1 million). The net foreign exchange gain includes R85.6 million ($7.1 million) relating to a foreign exchange gain on the IPO proceeds which are maintained in U.S. Dollars and are therefore sensitive to R:$ exchange rate movements. Adjusted earnings per diluted ordinary share were 13 South African cents, compared to 16 South African cents in fiscal year 2014.

On a U.S. Dollar basis, and using the March 31, 2015 exchange rate of R12.0907 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted profit for fiscal year 2015 was $8.4 million, or 26 U.S. cents per diluted ADS, compared to $10.3 million, or 33 U.S. cents per diluted ADS in fiscal year 2014.

Cash Flow: The Company generated R217.6 million ($18.0 million) in net cash from operating activities for fiscal year 2015 and invested R129.3 million ($10.7 million) in capital expenditures during the period, leading to free cash flow of R88.3 million ($7.3 million) for fiscal year 2015, compared with free cash flow of R75.0 million ($6.2 million) for fiscal year 2014. The increase in free cash flow is primarily attributable to an increase in cash generated from operating activities.

Segment commentary for the fiscal year ended March 31, 2015
Segment	Revenue Fiscal 2015 R'000	% change on prior year	Adjusted EBITDA Fiscal 2015 R'000	% change on prior year	Adjusted EBITDA Margin Fiscal 2015
Africa	709,928	7.4%	201,750	1.4%	28.4%
	The subscriber base has grown by 13.8% since March 31, 2014. This, together with the additional subscription revenue of R11.0 million ($0.9 million) resulting from the Compass acquisition in November 2014, resulted in growth in subscription revenue of 13.2%. Total revenue growth was lower at 7.4% as a result of lower hardware revenues. The revenue mix shift towards bundled sales for fleet products continued to gather momentum in fiscal year 2015 although sales levels lagged those of fiscal year 2014. The segment continues to perform well at an Adjusted EBITDA level reporting an Adjusted EBITDA margin of 28.4%.
Europe	160,678	-	4,588	(37.0%)	2.9%
	The region's subscriber base grew 18% from March 31, 2014 with improved growth in the second half of fiscal year 2015. This resulted in subscription revenue growth of 9.6% on a constant currency basis. Total revenue declined on a constant currency basis due to lower hardware revenues as a result of a significant upfront hardware deal in fiscal year 2014. In Rand terms revenue growth was flat due to the weakening of the Rand against the British Pound. The region reported a positive Adjusted EBITDA margin of 2.9%.
Americas	166,359	24.0%	(2,684)	59.0%	(1.6%)
	The subscriber base increased by 11.0% from March 31, 2014 which included a transfer from the Middle East and Australasia segment. Subscription revenue growth was 10.4% on a constant currency basis and there was also 17.8% growth in hardware and other revenue on a constant currency basis. The Rand based revenue growth is also enhanced by the weakening of the Rand against the U.S. Dollar in fiscal year 2015. During fiscal year 2015 both the management team and sales and distribution capacity were strengthened in order to position the segment for future growth in both North and South America and as a result the region posted a negative Adjusted EBITDA margin.
Middle East and Australasia	328,556	7.2%	22,304	(2.2%)	6.8%

Subscribers increased 10.2% from March 31, 2014 despite a subscriber transfer to the Americas segment. While subscription revenue increased by 12.1% on a constant currency basis, total revenue declined marginally on a constant currency basis as a result of lower hardware revenues. However, in Rand terms the segment showed growth as a result of Rand weakness in fiscal year 2015. The segment's results improved significantly in the second half of the 2015 fiscal year and the segment reported a full year positive Adjusted EBITDA margin of 6.8% despite a negative Adjusted EBITDA margin of 0.5% in the first half of fiscal year 2015. This is primarily attributable to higher subscription revenue, improved hardware sales and operating cost savings from the restructuring activities.

Brazil	23,056	93.7%	(12,567)	(8.1%)	(54.5%)
	The subscriber base increased by 48.8% from March 31, 2014 while revenue grew at 93.7%. As the operation is still in a start up phase it posted an expected Adjusted EBITDA loss.
Central Services Organization	375,836	4.8%	101,877	(0.9%)	27.1%

Central Services Organization ("CSO") is a central services organization that wholesales our products and services to our regional operations who, in turn, interface with our end-customers and distributors. CSO is also responsible for the development of our hardware and software platforms. CSO continues to benefit from the subscriber growth throughout the Company and delivered an adjusted EBITDA margin of 27.1%.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R11.9286 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at May 26, 2015.

Based on information as of today, May 28, 2015, the Company is issuing the following financial guidance for the full 2016 fiscal year:

  Revenue - R1,523 million to R1,558 million ($127.7 million to $130.6 million), which would represent revenue growth of 9.6% to 12.1% compared to fiscal year 2015.
  Subscription revenue - R1,148 million to R1,168 million ($96.2 million to $97.9 million), which would represent subscription revenue growth of 15.0% to 17.0% compared to fiscal year 2015.
  Adjusted EBITDA - R306 million to R327 million ($25.7 million to $27.4 million), which would represent Adjusted EBITDA growth of 11.2% to 18.9% compared to fiscal year 2015.
  Adjusted earnings per diluted ordinary share of 13.3 to 15.1 South African cents based on 807 million diluted ordinary shares in issue, and based on an effective tax rate of 30.0% to 34.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 28 to 32 U.S. cents.

For the first quarter of fiscal year 2016 the Company expects subscription revenue to be in the range of R270 million to R274 million ($22.6 million to $23.0 million) which would represent subscription revenue growth of 14.1% to 15.8% compared to the first quarter of fiscal year 2015.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and subscribers are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on May 28, 2015 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-877-857-6150 (within the United States) or 0 800 982 293 (within South Africa) or 1-719-325-4895 (outside of the United States). The conference ID is 5977267.
  A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 5977267.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in more than 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the first quarter and full year of fiscal year 2016, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended March 31, 2014, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure, it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of our results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets, certain litigation costs, unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the IPO.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of the Company's results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company;
  Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on the Company's debt or any losses on the extinguishment of our debt;
  Adjusted EBITDA does not include interest earned on cash and cash equivalents and other financial assets;
  Adjusted EBITDA does not include certain foreign currency transaction gains and losses;
  Adjusted EBITDA does not include certain litigation costs; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial performance measures, including operating profit, profit for the period and our other results.

Headline Earnings

Headline earnings is a profit measure required for JSE-listed companies as defined by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest. A reconciliation of headline earnings to profit for the period has been included in the financial results section of this announcement.

Adjusted Profit and Adjusted Earnings Per Share

Adjusted profit and adjusted earnings per share is defined as profit attributable to owners of the parent excluding net foreign exchange gains/(losses) net of tax for the relevant period. A reconciliation of adjusted earnings to profit for the period has been included in the financial results section of this announcement.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities.

AUDITED GROUP FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2015
SUMMARY CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	Audited	Audited	Unaudited	Unaudited
Revenue	1,389,380	1,271,658	114,913	105,177
Cost of sales	(449,663)	(422,034)	(37,191)	(34,906)
Gross profit	939,717	849,624	77,722	70,271
Other income/(expenses) - net	3,795	2,151	314	178
Operating expenses	(793,651)	(680,277)	(65,642)	(56,265)
-Sales and marketing	(171,948)	(148,012)	(14,222)	(12,242)
-Administration and other charges	(621,703)	(532,265)	(51,420)	(44,023)
Operating profit	149,861	171,498	12,394	14,184
Finance income/(costs) - net	80,778	40,660	6,681	3,363
-Finance income	82,905	43,264	6,857	3,578
-Finance costs	(2,127)	(2,604)	(176)	(215)
Profit before taxation	230,639	212,158	19,075	17,547
Taxation	(81,623)	(60,574)	(6,750)	(5,010)
Profit for the year	149,016	151,584	12,325	12,537

Attributable to:
Owners of the parent	149,622	151,589	12,375	12,538
Non-controlling interests	(606)	(5)	(50)	(1)
	149,016	151,584	12,325	12,537

Attributable earnings per share
-basic (R/$)	0.19	0.21	0.02	0.02
-diluted (R/$)	0.19	0.20	0.02	0.02

Earnings per American Depositary Share
-basic (R/$)	4.74	5.18	0.39	0.43
-diluted (R/$)	4.65	4.93	0.38	0.41

Ordinary shares ('000)
-in issue at March 31	792,838	784,150	792,838	784,150
-weighted average	789,316	732,171	789,316	732,171
-diluted weighted average	804,385	768,306	804,385	768,306

Weighted average American Depositary Share ('000)
-in issue at March 31	31,714	31,366	31,714	31,366
-weighted average	31,573	29,287	31,573	29,287
-diluted weighted average	32,175	30,732	32,175	30,732

SUMMARY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	Audited	Audited	Unaudited	Unaudited

Profit for the year	149,016	151,584	12,325	12,537
Other comprehensive income/(losses):
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	26,466	45,475	2,188	3,761
- Attributable to owners of the parent	26,267	45,475	2,172	3,761
- Attributable to non-controlling interests	199	—	16	—
Exchange differences on net investments in foreign operations	1,487	3,540	123	293
Taxation relating to components of other comprehensive income	3,010	(599)	249	(50)
Other comprehensive income for the year, net of tax	30,963	48,416	2,560	4,004
Total comprehensive income for the year	179,979	200,000	14,885	16,541

Attributable to:
Owners of the parent	180,386	200,005	14,919	16,542
Non-controlling interests	(407)	(5)	(34)	(1)
Total comprehensive income for the year	179,979	200,000	14,885	16,541

HEADLINE EARNINGS
Reconciliation of headline earnings
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	Audited	Audited	Unaudited	Unaudited
Profit for the year attributable to owners of the parent	149,622	151,589	12,375	12,538
Adjusted for:
Loss/(profit) on disposal of property, plant and equipment and intangible assets	456	(97)	38	(8)
Impairment of intangible assets	456	63	38	5
Impairment of property, plant and equipment	1,190	316	98	26
Insurance proceeds on impairment of Helicopter asset	(3,237)	—	(268)	—
Income tax effect on the above components	324	(85)	27	(7)
Headline earnings attributable to owners of the parent	148,811	151,786	12,308	12,554

Headline earnings
Headline earnings per share
-basic (R/$)	0.19	0.21	0.02	0.02
-diluted (R/$)	0.18	0.20	0.02	0.02

Headline earnings per American Depositary Share
-basic (R/$)	4.71	5.18	0.39	0.43
-diluted (R/$)	4.62	4.94	0.38	0.41

ADJUSTED EARNINGS
Reconciliation of adjusted earnings
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	Audited	Audited	Unaudited	Unaudited
Profit for the year attributable to owners of the parent	149,622	151,589	12,375	12,538
Net foreign exchange gains	(73,525)	(38,128)	(6,081)	(3,153)
Income tax effect on the above component	25,873	10,458	2,140	865
Adjusted earnings attributable to owners of the parent	101,970	123,919	8,434	10,250

Adjusted earnings
Attributable adjusted earnings per share
-basic (R/$)	0.13	0.17	0.01	0.01
-diluted (R/$)	0.13	0.16	0.01	0.01

Adjusted earnings per American Depositary Share
-basic (R/$)	3.23	4.23	0.27	0.35
-diluted (R/$)	3.17	4.03	0.26	0.33

MIX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	Audited	Audited	Unaudited	Unaudited

ASSETS
Non-current assets
Property, plant and equipment	135,844	129,079	11,235	10,676
Intangible assets	778,518	692,190	64,390	57,250
Available-for-sale financial asset	—	—	—	—
Finance lease receivable	1,002	6,677	83	552
Deferred tax assets	23,607	19,825	1,952	1,640
Total non-current assets	938,971	847,771	77,660	70,118

Current assets
Inventory	38,934	39,774	3,220	3,290
Trade and other receivables	261,574	234,839	21,634	19,423
Finance lease receivable	5,607	6,652	464	550
Taxation	7,602	7,336	629	607
Restricted cash	30,539	10,279	2,526	850
Cash and cash equivalents	945,381	830,449	78,191	68,685
Total current assets	1,289,637	1,129,329	106,664	93,405
Total assets	2,228,608	1,977,100	184,324	163,523

EQUITY
Stated capital	1,436,993	1,429,250	118,851	118,211
Other reserves	(21,894)	(58,335)	(1,811)	(4,825)
Retained earnings	450,347	300,725	37,248	24,873
Equity attributable to owners of the parent	1,865,446	1,671,640	154,288	138,259
Non-controlling interest	(874)	(10)	(74)	(2)
Total equity	1,864,572	1,671,630	154,214	138,257

LIABILITIES
Non-current liabilities
Borrowings	1,104	2,462	91	204
Deferred tax liabilities	63,425	20,601	5,246	1,704
Provisions	4,005	2,282	331	189
Share-based payment liability (note 11)	1,950	—	161	—
Total non-current liabilities	70,484	25,345	5,829	2,097

Current liabilities
Trade and other payables	247,361	228,961	20,460	18,937
Borrowings	1,399	1,279	116	106
Taxation	3,586	2,912	297	241
Provisions	23,240	19,163	1,922	1,585
Bank overdraft	17,966	27,810	1,486	2,300
Total current liabilities	293,552	280,125	24,281	23,169
Total liabilities	364,036	305,470	30,110	25,266
Total equity and liabilities	2,228,608	1,977,100	184,324	163,523
Net cash (note 6)	924,912	798,898	76,498	66,075
Net asset value per share (R/$)	2.35	2.13	0.19	0.18
Net tangible asset value per share (R/$)	1.37	1.25	0.11	0.10

Capital expenditure
-incurred	125,429	135,309	10,374	11,191
-authorized but not spent	64,175	60,115	5,308	4,972

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,	March 31,
Figures are in thousands unless otherwise stated	2015	2014	2015	2014
	Audited	Audited	Unaudited	Unaudited
Cash flows from operating activities
Cash generated from operations	261,954	266,169	21,666	22,014
Net financing income	6,869	1,474	568	122
Taxation paid	(51,179)	(63,866)	(4,233)	(5,282)
Net cash generated from operating activities	217,644	203,777	18,001	16,854

Cash flows from investing activities
Capital expenditure	(129,302)	(128,745)	(10,694)	(10,648)
Proceeds on sale of property, plant and equipment and intangible assets	605	978	50	81
Acquisition of business, net of cash acquired (note 13)	(40,000)	(3,606)	(3,308)	(298)
Deferred consideration paid	(1,241)	(295)	(103)	(24)
Increase in restricted cash	(19,907)	(1,508)	(1,646)	(125)
Net cash used in investing activities	(189,845)	(133,176)	(15,701)	(11,014)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	7,743	665,710	640	55,060
Share issue expenses paid	—	(26,951)	—	(2,229)
Dividends paid	—	(39,610)	—	(3,276)
Repayment of borrowings	—	(3,436)	—	(284)
Net cash generated from financing activities	7,743	595,713	640	49,271
Net increase in cash and cash equivalents	35,542	666,314	2,940	55,111

Net cash and cash equivalents at the beginning of the year	802,639	91,697	66,385	7,584
Exchange gains on cash and cash equivalents	89,234	44,628	7,380	3,690
Net cash and cash equivalents at the end of the year	927,415	802,639	76,705	66,385
FREE CASH FLOW
Reconciliation of free cash flow to net cash generated from operating activities
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	Audited	Audited	Unaudited	Unaudited
Net cash generated from operating activities	217,644	203,777	18,001	16,854
Capital expenditure payments	(129,302)	(128,745)	(10,694)	(10,648)
Free cash flow	88,342	75,032	7,307	6,206

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
South African Rand Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
Balance at April 1, 2013 (Audited)	790,491	(111,362)	188,750	867,879	(5)	867,874

Total comprehensive income	—	48,416	151,589	200,005	(5)	200,000
Profit for the year	—	—	151,589	151,589	(5)	151,584
Other comprehensive income	—	48,416	—	48,416	—	48,416

Transactions with owners	638,759	4,611	(39,614)	603,756	—	603,756
Shares issued in relation to share options exercised	15,776	—	—	15,776	—	15,776
Share-based payment	—	4,611	—	4,611	—	4,611
Proceeds from shares issued, net of share issue costs	622,983	—	—	622,983	—	622,983
Dividend declared of 6 cents per share (note 7)	—	—	(39,614)	(39,614)	—	(39,614)

Balance at March 31, 2014 (Audited)	1,429,250	(58,335)	300,725	1,671,640	(10)	1,671,630

Total comprehensive income	—	30,764	149,622	180,386	(407)	179,979
Profit for the year	—	—	149,622	149,622	(606)	149,016
Other comprehensive income	—	30,764	—	30,764	199	30,963
Transactions with owners	7,743	5,677	—	13,420	(457)	12,963
Shares issued in relation to share options exercised	7,743	—	—	7,743	—	7,743
Share-based payment	—	5,220	—	5,220	—	5,220
Transactions with non controlling interests	—	457	—	457	(457)	—
Balance at March 31, 2015 (Audited)	1,436,993	(21,894)	450,347	1,865,446	(874)	1,864,572

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
United States Dollar Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at April 1, 2013 (Unaudited)	65,380	(9,210)	15,611	71,781	(1)	71,780

Total comprehensive income	—	4,004	12,538	16,542	(1)	16,541
Profit for the year	—	—	12,538	12,538	(1)	12,537
Other comprehensive income	—	4,004	—	4,004	—	4,004
Transactions with owners	52,831	381	(3,276)	49,936	—	49,936
Shares issued in relation to share options exercised	1,305	—	—	1,305	—	1,305
Share-based payment	—	381	—	381	—	381
Proceeds from shares issued, net of share issue costs	51,526	—	—	51,526	—	51,526
Dividend declared of 0.5 cents per share (note 7)	—	—	(3,276)	(3,276)	—	(3,276)

Balance at March 31, 2014 (Unaudited)	118,211	(4,825)	24,873	138,259	(2)	138,257

Total comprehensive income	—	2,544	12,375	14,919	(34)	14,885
Profit for the year	—	—	12,375	12,375	(50)	12,325
Other comprehensive income	—	2,544	—	2,544	16	2,560

Transactions with owners	640	470	—	1,110	(38)	1,072
Shares issued in relation to share options exercised	640	—	—	640	—	640
Share-based payment	—	432	—	432	—	432
Transactions with non controlling interests	—	38	—	38	(38)	—

Balance at March 31, 2015 (Unaudited)	118,851	(1,811)	37,248	154,288	(74)	154,214

NOTES TO SUMMARY CONSOLIDATED FINANCIAL RESULTS

1. Independent audit

The summary consolidated annual financial statements for the year ended March 31, 2015 have been derived from the audited consolidated annual financial statements. The directors of MiX Telematics Limited take full responsibility for the preparation of the preliminary summary consolidated annual financial statements and that the financial information has been correctly derived from the underlying audited consolidated annual financial statements. The summary consolidated financial statements for the year ended March 31, 2015 have been audited by PricewaterhouseCoopers Inc., who expressed an unmodified opinion thereon. The auditor also expressed an unmodified opinion on the annual financial statements from which these summary consolidated financial statements were derived.

A copy of the auditor’s report on the summary consolidated financial statements and of the auditor’s report on the annual consolidated financial statements are available for inspection at MiX Telematics Limited’s registered office, together with the financial statements identified in the respective auditor’s reports.

The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from MiX Telematics Limited’s registered office.

The Group’s preliminary audited summary consolidated annual financial statements have been independently audited by the Group’s external auditors. The preparation of the Group’s preliminary audited summary consolidated annual financial statements were prepared under the supervision of the Group Chief Financial Officer, ML Pydigadu CA(SA). The results were made available on May 28, 2015.

2. Basis of preparation and accounting policies

The summary consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, and the requirements of the Companies Act applicable to summary financial statements. The JSE Limited Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards ("IFRS") and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the consolidated financial statements from which the summary consolidated financial statements were derived are in terms of International Financial Reporting Standards and are consistent with those accounting policies applied in the preparation of the previous consolidated annual financial statements, with the exception of where the Group has adopted new or revised accounting standards, as described below and the change in segment presentation as disclosed in note 3.

IAS 32 Financial instruments: Presentation - This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the summary consolidated financial statements.

IAS 36 Impairment of assets - This amendment removed certain disclosures of the recoverable amount of cash-generating units (“CGU”) which had been included in IAS 36 by the issue of IFRS 13 'Fair value measurement'. The amendment had no impact on the summary consolidated financial statements.

IFRIC 21 Levies - This interpretation sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Group is not subjected to significant levies so the impact on the Group is not material.

Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these preliminary summary consolidated financial results in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of the Group financial results. Unless otherwise stated, the Group has translated U.S. Dollars amounts from South African Rand at the exchange rate of R12.0907 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2015. The U.S. Dollar figures may not compute as they are rounded independently.

3. Segment information

During the 2014 fiscal year the Group saw strong uptake of both its high-end fleet management solutions and the low-end Beam-e track and trace solution (a consumer product) in the Africa fleet solutions segment. Given the convergence among the brands in Africa consumer solutions and Africa fleet solutions, these businesses were combined in June 2014 and the Group is reporting Africa as a whole from fiscal year 2015 onwards. This is consistent with the manner in which segment information is reviewed by the chief operating decision maker.

Additionally, the Group has noted a blending of product and service types in the various geographies in which it operates. As a result, the segment descriptions have been updated to only refer to the geography and not to a specific product or service. This does not represent a change to the segment reporting as the chief operating decision maker continues to assess performance based on geography. The Group's product range consists of asset tracking and fleet solutions.

The tables below present the segment information on this revised basis, with the prior year amended to conform to the current year presentation as shown below.

SUMMARY SEGMENTAL ANALYSIS
South African Rand Figures are in thousands unless otherwise stated	Total revenue	Inter- segment revenue	Adjusted EBITDA	Assets
Year ended March 31, 2015 (Audited)
Africa	709,928	—	201,750	530,309
Europe	160,678	(429)	4,588	93,972
Americas	166,359	—	(2,684)	76,669
Middle East and Australasia	328,556	(29)	22,304	184,152
Brazil	23,056	(5)	(12,567)	16,054
Central Services Organization*	375,836	(374,570)	101,877	307,645
Total	1,764,413	(375,033)	315,268	1,208,801
Corporate and consolidation entries	—	—	(40,202)	1,318,435
Inter-segment elimination	(375,033)	375,033	—	(298,628)
Total	1,389,380	—	275,066	2,228,608

Year ended March 31, 2014 (Audited)
Africa	661,006	(3,654)	198,867	401,581
Europe	160,639	(977)	7,285	88,086
Americas	134,213	—	(6,550)	74,970
Middle East and Australasia	306,450	(1,569)	21,834	162,848
Brazil	11,901	(56)	(11,621)	9,695
Central Services Organization	358,538	(354,833)	102,778	285,825
Total	1,632,747	(361,089)	312,593	1,023,005
Corporate and consolidation entries	—	—	(30,370)	1,137,533
Inter-segment elimination	(361,089)	361,089	—	(183,438)
Total	1,271,658	—	282,223	1,977,100

* This segment was previously named "International".

MIX TELEMATICS LIMITED
SUMMARY SEGMENTAL ANALYSIS
United States Dollar Figures are in thousands unless otherwise stated	Total revenue	Inter- segment revenue	Adjusted EBITDA	Assets

Year ended March 31, 2015 (Unaudited)
Africa	58,717	—	16,686	43,861
Europe	13,289	(35)	379	7,772
Americas	13,759	—	(222)	6,341
Middle East and Australasia	27,174	(2)	1,845	15,231
Brazil	1,906	(1)	(1,039)	1,328
Central Services Organization	31,085	(30,979)	8,426	25,445
Total	145,930	(31,017)	26,075	99,978
Corporate and consolidation entries	—	—	(3,325)	109,045
Inter-segment elimination	(31,017)	31,017	—	(24,699)
Total	114,913	—	22,750	184,324

Year ended March 31, 2014 (Unaudited)
Africa	54,671	(302)	16,448	33,214
Europe	13,286	(81)	603	7,285
Americas	11,101	—	(542)	6,201
Middle East and Australasia	25,346	(130)	1,806	13,469
Brazil	985	(5)	(962)	802
Central Services Organization	29,654	(29,348)	8,501	23,640
Total	135,043	(29,866)	25,854	84,611
Corporate and consolidation entries	—	—	(2,512)	94,083
Inter-segment elimination	(29,866)	29,866	—	(15,172)
Total	105,177	—	23,342	163,522

The prior year segment information has been amended to conform to the current year presentation as follows:

South African Rand

Figures are in thousands unless otherwise stated		Total revenue	Inter- segment revenue	Adjusted EBITDA	Assets
Year ended March 31, 2014 (Audited)
Africa (As previously reported)	Consumer solutions	355,084	(17,632)	105,162	276,643
	Fleet solutions	325,400	(5,500)	95,209	131,286
		680,484	(23,132)	200,371	407,929
Adjustments:
Inter-segment revenue eliminations		(19,478)	19,478	—	—
Inter-segment unrealized profit eliminations		—	—	(1,504)	(969)
Inter-segment investments and intercompany receivable eliminations		—	—	—	(5,379)
Africa (Restated)		661,006	(3,654)	198,867	401,581

Corporate and consolidation entries (As previously reported)		—	—	(31,874)	1,136,564
Adjustments:
Inter-segment unrealized profit eliminations		—	—	1,504	969
Corporate and consolidation entries (Restated)		—	—	(30,370)	1,137,533

Inter-segment elimination (As previously reported)		(380,567)	380,567	—	(188,817)
Adjustments:
Inter-segment revenue eliminations		19,478	(19,478)	—	—
Inter-segment investments and intercompany receivable eliminations		—	—	—	5,379
Inter-segment elimination (Restated)		(361,089)	361,089	—	(183,438)
United States Dollar		Total revenue	Inter- segment revenue	Adjusted EBITDA	Assets
Figures are in thousands unless otherwise stated

Year ended March 31, 2014 (Unaudited)

Africa (As previously reported)	Consumer solutions	29,368	(1,458)	8,698	22,881
	Fleet solutions	26,913	(454)	7,875	10,858
		56,281	(1,912)	16,573	33,739
Adjustments:
Inter-segment revenue eliminations		(1,610)	1,610	—	—
Inter-segment unrealized profit eliminations		—	—	(125)	(80)
Inter-segment investments and intercompany receivable eliminations		—	—	—	(445)
Africa (Restated)		54,671	(302)	16,448	33,214

Corporate and consolidation entries (As previously reported)		—	—	(2,637)	94,003
Adjustments:
Inter-segment unrealized profit eliminations		—	—	125	80
Corporate and consolidation entries (Restated)		—	—	(2,512)	94,083

Inter-segment elimination (As previously reported)		(31,476)	31,476	—	(15,617)
Adjustments:
Inter-segment revenue eliminations		1,610	(1,610)	—	—
Inter-segment investments and intercompany receivable eliminations		—	—	—	445
Inter-segment elimination (Restated)		(29,866)	29,866	—	(15,172)

4. Reconciliation of Adjusted EBITDA to Profit for the year
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	Audited	Audited	Unaudited	Unaudited
Adjusted EBITDA	275,066	282,223	22,750	23,342
Add:
Net profit on sale of property, plant and equipment and intangible assets	—	97	—	8
Net realized foreign exchange losses	7,928	—	655	—
Insurance reimbursement (1)	3,237	—	268	—
Less:
Depreciation (2)	(61,099)	(47,887)	(5,053)	(3,961)
Amortization (3)	(46,294)	(44,941)	(3,829)	(3,717)
Impairment (4)	(1,646)	(379)	(136)	(31)
Share-based compensation costs (5)	(7,578)	(4,611)	(627)	(381)
Net loss on sale of property, plant and equipment and intangible assets	(456)	—	(38)	—
Restructuring costs (6)	(11,267)	(2,745)	(932)	(227)
Transaction costs arising from acquisition of a business	(93)	(211)	(8)	(17)
Non-recurring initial public offering costs	—	(8,503)	—	(703)
Net realized foreign exchange gains	—	(1,545)	—	(129)
Net litigation costs (7)	(7,937)	—	(656)	—
Operating profit	149,861	171,498	12,394	14,184
Add: Finance income/(costs) - net	80,778	40,660	6,681	3,363
Less: Taxation	(81,623)	(60,574)	(6,750)	(5,010)
Profit for the year	149,016	151,584	12,325	12,537
(1)	Insurance reimbursement related to the helicopter asset impaired during the second quarter of the 2015 fiscal year.
(2)	Includes depreciation of property, plant and equipment (including in-vehicle devices).
(3)	Includes amortization of intangible assets (including product development costs).
(4)	Includes R0.5 million ($0.04 million) impairment of computer equipment and furniture and fittings which is related to the restructuring described in note 9. Also includes R0.6 million ($0.05 million) related to the helicopter asset and R0.5 million ($0.04 million) impairment of capitalized product development costs.
(5)	Share-based compensation costs include R2.4 million ($0.2 million) related to cash-settled share-based payments described in note 11 and R5.2 million ($0.4 million) related to equity-settled share-based payments.
(6)	Restructuring costs incurred are described in note 9.
(7)	Net costs relating to litigation and the related insurance proceeds are described in note 12.

5. Reconciliation of Adjusted EBITDA margin to Profit for the year margin
	Year ended	Year ended
	March 31,	March 31,
	2015	2014
	Unaudited	Unaudited
Adjusted EBITDA margin	19.8%	22.2%
Add:
Net profit on sale of property, plant and equipment and intangible assets	—	0.0%
Net realized foreign exchange losses	0.6%	—
Insurance reimbursement	0.2%	—

Less:
Depreciation	(4.4%)	(3.8%)
Amortization	(3.3%)	(3.5%)
Impairment of property, plant and equipment	(0.1%)	(0.0%)
Share-based compensation costs	(0.6%)	(0.4%)
Net loss on sale of property, plant and equipment and intangible assets	(0.0%)	—
Restructuring costs	(0.8%)	(0.2%)
Transaction costs arising from acquisition of a business	(0.0%)	—
Non-recurring initial public offering costs	—	(0.7%)
Net realized foreign exchange gains	—	(0.1%)
Net litigation costs	(0.6%)	—
Operating profit margin	10.8%	13.5%
Add: Finance income/(costs) - net	5.8%	3.2%
Less: Taxation	(5.9%)	(4.8%)
Profit for the year margin	10.7%	11.9%

6. Net Cash

Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

7. Dividends

No dividend was declared during the year. A final dividend of R39.6 million or $3.3 million was declared during the first half of fiscal year 2014 and paid on July 8, 2013. Using shares in issue of 660.2 million, this equated to a dividend of 6.0 South African cents or $0.5 cents per share.

Following the completion of its initial public offering of ADSs, the Company discontinued its policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth.

8. Fair value of financial assets and liabilities measured at amortized cost

The fair values of trade and other receivables, trade payables, accruals and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of both the receivables and payables.

9. Restructuring

During November 2014, the Africa and the Middle East and Australasia segments implemented restructuring plans. The total cost of the restructuring plans is expected to be approximately R11.3 million ($0.9 million). An agreement has been reached with the affected staff and the amount to be paid was agreed prior to the financial year end. The total estimated staff restructuring costs to be incurred are R8.3 million ($0.7 million) at March 31, 2015. Other direct costs attributable to the restructuring, including lease termination costs, are R3.0 million ($0.2 million). By March 31, 2015, R6.7 million ($0.6 million) of the expected restructuring costs had been incurred.

10. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R51.1 million ($4.2 million) (2014: R58.1 million or $4.8 million). No loss is considered probable under this arrangement.

11. Share-based payment transaction

In June 2014, the Group entered into an agreement with Edge Gestao Empresarial Ltda. ("Edge"), whereby Edge has been granted a 5% holding in the equity interests of MiX Brazil. At March 31, 2014 Edge held a non-controlling interest in MiX Brazil of 0.0025%. Edge is a Brazilian based investment company controlled by Luiz Munhoz, the Managing Director of MiX Brazil. The increase in the equity interests granted to Edge is in respect of services provided by Luiz Munhoz to MiX Brazil, in his role as Managing Director of MiX Brazil. As part of the arrangement, Edge has an option to transfer its interest in MiX Brazil back to the Group at fair value during the period of the agreement.

The transaction with Edge represents a cash-settled share-based payment. The award was fully vested on grant date and a share-based payment expense of R2.4 million ($0.2 million) relating to this transaction has been recognized in the income statement in the current year. The amount expensed represents the fair value of the award that was issued.

	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	Audited	Audited	Unaudited	Unaudited
Movement in share-based payment liability for the year
Share-based payment expense recognized during the year	2,358	—	195	—
Foreign currency translation differences	(408)	—	(34)	—
Closing balance	1,950	—	161	—

The above share-based payment liability has been valued using discounted cash flow analysis. The fair value is determined by the use of cash flow projections based on approved budgets covering a five year period. These cash flows are based on the current market conditions and near-term expectations.

The key assumptions used in the discounted cash flow analysis were:

	Year ended	Year ended
	March 31,	March 31,
	2015	2014
	Audited	Audited

Discount rate
— pre-tax discount rate applied to the cash flow projections (%)	23.4	—
Growth rate
— growth rate used to extrapolate cash flow beyond the budget period (%)	3.1	—

12. Net litigation costs

On June 6, 2014, Inthinc Technology Solutions, Inc. (“Inthinc”) commenced a lawsuit in the U.S. District Court, District of Utah, Central Division, against the Group's wholly-owned subsidiary, MiX Telematics North America, Inc. (“MiX North America”) and Charles “Skip” Kinford, whom the Group hired in May 2014 as President and CEO of MiX North America. Inthinc is Mr. Kinford’s previous employer. The claims against MiX North America included misappropriation of trade secrets under Utah state law and tortious interference with a contract. The claims against Mr. Kinford included breach of a non-competition, non-solicitation and confidentiality provisions in his employment agreement with Inthinc, misappropriation of trade secrets under Utah state law and breach of contract. Inthinc voluntarily dismissed MiX North America without prejudice on June 12, 2014, due to its decision to file the lawsuit in Texas discussed below.

On June 12, 2014, Inthinc commenced a lawsuit in the 48th Judicial District of Tarrant County, Texas against MiX North America ("Texas Lawsuit"). Inthinc alleged that MiX North America tortuously interfered with Mr. Kinford’s employment agreement and post-employment restrictive covenants and misappropriated unidentified trade secrets when MiX North America hired Mr. Kinford.

On August 21, 2014, the parties agreed to consolidate the related lawsuits into the Texas Lawsuit. In both of the lawsuits discussed above, Inthinc sought injunctive relief and unspecified money damages.

On or about October 17, 2014, the parties entered into a confidential settlement and release agreement. Pursuant to the terms of the agreement, the parties have filed an Agreed Motion to Dismiss to effectuate the dismissal of all claims, with prejudice, in the Texas Lawsuit as well as the dissolution of any injunctions as issued to Mr. Kinford and MiX North America. The settlement, net of insurance proceeds, had been paid in full by the end of the 2015 fiscal year.

13. Business combination

On November 1, 2014, the Group acquired the operating business of Compass Fleet Management Proprietary Limited (“Compass”), a South Africa based provider of specialized fleet management solutions in Southern Africa that are delivered off the Group’s hardware and software platform. These specialized fleet management solutions complement the Group's existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers.

The acquisition was considered to be a business combination as defined by International Financial Reporting Standards, and as a result has been accounted for under the requirements of IFRS 3. The Group acquired the power to direct the operating and financial activities of the acquired business on November 1, 2014, and the assets acquired and liabilities assumed have been recorded at their fair values.

The following table summarizes the consideration paid for Compass and the fair value of assets acquired and liabilities assumed at the acquisition date.

	R’000	$'000

Consideration at November 1, 2014
Total consideration payable	58,000	4,797
Cash consideration transferred at effective date	(40,000)	(3,308)
Contingent consideration	18,000	1,489

Recognized amounts of identifiable assets acquired and liabilities assumed
	Fair value
	R'000	$'000

Inventory	355	29
Property, plant and equipment	6,254	517
Software	1,180	98
Customer relationships	40,166	3,322
Patents and trademarks	2,155	178
Deferred tax liability raised	(11,850)	(980)
Total identifiable net assets	38,260	3,164
Goodwill	19,740	1,633
Acquisition date fair value of consideration paid	58,000	4,797

Acquisition-related expenses of R0.1 million ($0.01 million) were incurred and have been charged to administrative and other expenses in the consolidated income statement for the 2015 fiscal year. The goodwill of R19.7 million ($1.6 million) arising from the acquisition is attributable to the workforce acquired and the synergies expected from combining the business acquired and the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

Payment of the contingent consideration was contingent on the achievement of agreed revenue and profit targets for the period November 1, 2014 to March 31, 2015. Subsequent to year end it has been determined that the agreed revenue and profit targets have been achieved and the R18.0 million ($1.5 million) is expected to be paid to the former owners by the end of May 2015.

As at the acquisition date, it was considered virtually certain that the aforementioned profit and revenue targets would be met and therefore, the contingent consideration payable was recognized at fair value which was considered to be R18.0 million ($1.5 million). The fair value estimates were not discounted as the impact of discounting was not material. This is a level 3 fair value measurement.

Cash in respect of the contingent consideration payable of R18.0 million ($1.5 million), was held in trust and is disclosed within Restricted cash on the statement of financial position.

From the acquisition date, revenue of R24.5 million ($2.0 million) has been recorded by the business acquired and profits of R1.5 million ($0.1 million), including IFRS 3 amortization, have been included in profit or loss. Had the business been consolidated from April 1, 2014 the consolidated income statement would show R58.8 million ($4.9 million) unaudited pro-forma revenue and an unaudited pro-forma net profit of R3.6 million ($0.3 million) in respect of this business.

14. Taxation

MiX Telematics International Proprietary Limited ("MiX International"), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D ("S11D") of the South African Income Tax Act of 1962 ("the Act"). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology ("DST") in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit of R8.5 million ($0.7 million). MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International continues, through due legal process, to formally seek a review of the DST’s decision not to approve the expenditure. This process is unresolved. Consequently, at March 31, 2015, MiX International has an uncertain tax position relating to S11D deductions. MiX International has paid the R8.5 million ($0.7 million) related to the S11D deductions to the South African Revenue Service. The Group has considered this uncertain tax position and recognized a tax asset of R8.5 million ($0.7 million) at March 31, 2015. If the Group is unsuccessful in obtaining DST approval in this specific matter, the Group will not recover the tax asset and will incur an additional taxation expense of up to R8.5 million ($0.7 million) relating to the additional 50% claimed.

15. Other operating and financial data
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands except for subscribers	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	Audited	Audited	Unaudited	Unaudited
Subscription revenue	998,335	853,716	82,570	70,609
Adjusted EBITDA	275,066	282,223	22,750	23,342
Cash and cash equivalents	945,381	830,449	78,191	68,685
Net cash	924,912	798,898	76,498	66,075
Capital expenditure	125,429	135,309	10,374	11,191
Subscribers	512,344	450,502	512,344	450,502

Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	12.09	10.60
-average	11.06	10.12
South African Rand: British Pound
-closing	17.94	17.60
-average	17.82	16.11

16. Subsequent events

The directors are not aware of any matter material or otherwise arising since March 31, 2015 and up to the date of this report, not otherwise dealt with herein.

17. Changes to the board

The following changes to the board of directors were effective from November 5, 2014:

  Hubert Brody (non-independent non-executive director) who served on the board since August 2010 retired from the board of directors of MiX Telematics due to other commitments; and
  Fundiswa Roji who has been a member of the board since August 2007 and who had more recently served as Hubert Brody's alternate on behalf of Imperial Holdings Limited (“Imperial”), has resigned from Imperial and therefore from the board of MiX Telematics.

With effect from November 19, 2014, Mark Lamberti was appointed as a non-independent non-executive director of MiX and Mr Mohammed Akoojee was appointed as an alternate non-executive director to Mark Lamberti.

18. Annual general meeting

The annual general meeting of shareholders of MiX Telematics Limited will be held at Matrix Corner, Howick Close, Waterfall Park, Midrand, Johannesburg on Wednesday, September 16, 2015 at 11:30 a.m. (South African time). For South African shareholders, the last day to trade in order to be eligible to participate in and vote at the annual general meeting is Friday, September 4, 2015 and the record date for voting purposes is Friday, September 11, 2015.

For and on behalf of the board:

SR Bruyns	SB Joselowitz
Midrand
May 26, 2015

UNAUDITED GROUP CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2015
MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	367,686	348,427	30,411	28,818
Cost of sales	(110,264)	(107,471)	(9,120)	(8,889)
Gross profit	257,422	240,956	21,291	19,929
Other income/(expenses) - net	(26)	236	(2)	20
Operating expenses	(198,215)	(180,080)	(16,394)	(14,894)
-Sales and marketing	(41,507)	(42,594)	(3,433)	(3,523)
-Administration and other charges	(156,708)	(137,486)	(12,961)	(11,371)
Operating profit	59,181	61,112	4,895	5,055
Finance income/(costs) - net	23,701	6,614	1,960	547
-Finance income	24,082	7,219	1,992	597
-Finance costs	(381)	(605)	(32)	(50)
Profit before taxation	82,882	67,726	6,855	5,602
Taxation	(30,771)	(17,347)	(2,545)	(1,435)
Profit for the year	52,111	50,379	4,310	4,167

Attributable to:
Owners of the parent	52,440	50,384	4,337	4,168
Non-controlling interests	(329)	(5)	(27)	(1)
	52,111	50,379	4,310	4,167

Attributable earnings per share
-basic (R/$)	0.07	0.06	0.01	0.01
-diluted (R/$)	0.07	0.06	0.01	0.01
Earnings per American Depositary Share
-basic (R/$)	1.65	1.62	0.14	0.13
-diluted (R/$)	1.64	1.56	0.14	0.13
Attributable adjusted earnings per share
-basic (R/$)	0.05	0.06	#	#
-diluted (R/$)	0.05	0.06	#	#
Adjusted earnings per American Depositary Share
-basic (R/$)	1.22	1.50	0.10	0.12
-diluted (R/$)	1.21	1.44	0.10	0.12
Ordinary shares ('000)
-in issue at March 31	792,838	784,150	792,838	784,150
-weighted average	792,838	778,720	792,838	778,720
-diluted weighted average	801,398	808,871	801,398	808,871
Weighted average American Depositary Share ('000)
-in issue at March 31	31,714	31,366	31,714	31,366
-weighted average	31,714	31,149	31,714	31,149
-diluted weighted average	32,056	32,355	32,056	32,355
# Amount less than $0.01.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

Financial results for the fourth quarter of fiscal year 2015

In addition to the Group’s financial results for the year ended March 31, 2015, additional financial information in respect of the fourth quarter of fiscal year 2015 has been presented together with the relevant comparative information. The quarterly information comprises a condensed consolidated income statement, a reconciliation of adjusted earnings to profit for the period (note 3), a reconciliation of Adjusted EBITDA to profit for the period (note 4 and 5) and other financial and operating data (note 6).

The accounting policies used in preparing the financial results for the fourth quarter of fiscal year 2015 are consistent in all material respects with those applied in the preparation of the Group’s annual financial statements for the year ended March 31, 2014.

The quarterly financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group quarterly financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2015, which have been prepared in accordance with IFRS.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended March 31, 2015 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of this report. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R12.0907 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2015. The U.S. Dollar figures may not compute as they are rounded independently.

3. Reconciliation of adjusted earnings

	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	52,440	50,384	4,337	4,168
Net foreign exchange gains	(21,887)	(5,408)	(1,810)	(447)
Income tax effect on the above component	8,194	1,619	678	134
Adjusted earnings attributable to owners of the parent	38,747	46,595	3,205	3,855

Attributable adjusted earnings per share
-basic (R/$)	0.05	0.06	#	#
-diluted (R/$)	0.05	0.06	#	#

Adjusted earnings per American Depositary Share
-basic (R/$)	1.22	1.50	0.10	0.12
-diluted (R/$)	1.21	1.44	0.10	0.12
# Amount less than $0.01.

4. Reconciliation of Adjusted EBITDA to Profit for the Period
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	83,937	84,601	6,940	6,994
Add:
Net realized foreign exchange losses	5,866	—	487	—
Decrease in provision for restructuring costs	—	17	—	1

Less:
Depreciation (1)	(16,993)	(12,803)	(1,405)	(1,059)
Amortization (2)	(11,232)	(8,343)	(929)	(690)
Impairment of property, plant and equipment	4	35	*	3
Share-based compensation costs	(1,637)	(843)	(135)	(70)
Net loss on sale of property, plant and equipment and intangible assets	(142)	(74)	(12)	(6)
Restructuring costs	(622)	—	(51)	—
Non-recurring initial public offering costs	—	(166)	—	(14)
Net realized foreign exchange gains	—	(1,312)	—	(104)
Operating profit	59,181	61,112	4,895	5,055
Add: Finance income/(costs) - net	23,701	6,614	1,961	547
Less: Taxation	(30,771)	(17,347)	(2,545)	(1,435)
Profit for the period	52,111	50,379	4,310	4,167

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2) Includes amortization of intangible assets (including product development costs).
* Amount less than $1,000

5. Reconciliation of Adjusted EBITDA margin to Profit for the Period margin
	Three months ended	Three months ended
	March 31,	March 31,
	2015	2014
	Unaudited	Unaudited
Adjusted EBITDA margin	22.8%	24.3%
Add:
Net realized foreign exchange losses	1.6%	—
Decrease in provision for restructuring costs	—	0.0%

Less:
Depreciation	(4.6%)	(3.7%)
Amortization	(3.1%)	(2.4%)
Impairment of property, plant and equipment	0.0%	0.0%
Share-based compensation costs	(0.4%)	(0.2%)
Net loss on sale of property, plant and equipment and intangible assets	(0.0%)	(0.0%)
Restructuring costs	(0.2%)	—
Net realized foreign exchange gains	—	(0.4%)
Operating profit margin	16.1%	17.6%
Add: Finance income/(costs) - net	6.5%	1.9%
Less: Taxation	(8.4%)	(5.0%)
Profit for the period margin	14.2%	14.5%
6. Other operating and financial data
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands except for subscribers	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Subscription revenue	266,292	232,609	22,025	19,239
Adjusted EBITDA	83,937	84,601	6,940	6,994
Cash and cash equivalents	945,381	830,449	78,191	68,685
Net cash	924,912	798,898	76,498	66,075
Capital expenditure incurred	30,573	31,925	2,529	2,640
Subscribers	512,344	450,502	512,344	450,502

For more information please visit our website at: www.mixtelematics.com

Mix Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
SR Bruyns* (Chairman), SB Joselowitz (CEO), EN Banda*, CH Ewing*, RA Frew*, MJ Lamberti*, ML Pydigadu, CWR Tasker, AR Welton*
* Non-executive

Company secretary
Java Capital Trustees and Sponsors Proprietary Limited

Auditors
PricewaterhouseCoopers Inc.

Sponsor
Java Capital

May 26, 2015

CONTACT:
ICR for MiX Telematics
Investor Contact:
Sheila Ennis, 1-855-564-9835
ir@mixtelematics.com